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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)


                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -----


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No   X
                                    -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                    ---

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Attached hereto and incorporated by reference herein are (i) a press release dated August 10, 2004, announcing the financial results of Tefron Ltd. for the second quarter of 2004, and (ii) a press release dated July 29, 2004 announcing the scheduling of a conference call on August 10, 2004 to discuss second quarter financial results.


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TEFRON LTD.
                                        (Registrant)


                                        By: /s/ Gil Rozen
                                            ------------------------------------
                                            Name: Gil Rozen
                                            Title: Chief Financial Officer


                                        By: /s/ Hanoch Zlotnik
                                            ------------------------------------
                                            Name: Hanoch Zlotnik
                                            Title: Finance Manager


Date: August 11, 2004


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